CUSIP No. 12525D102	Page 1 of 29 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

CFS BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12525D102
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL  60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 12525D102	Page 2 of 29 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 3 of 29 Pages

1	NAME OF REPORTING PERSON Financial Edge - Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,983
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 4 of 29 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 176,451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 176,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 5 of 29 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 176,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 176,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 6 of 29 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 871,708
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 871,708
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 7 of 29 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 934,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 934,564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 8 of 29 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 176,451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 176,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 9 of 29 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 1,048,159
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 1,048,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 10 of 29 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 1,065,009
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 1,065,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 11 of 29 Pages

1	NAME OF REPORTING PERSON Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 12 of 29 Pages

1	NAME OF REPORTING PERSON Danielle Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 13 of 29 Pages

1	NAME OF REPORTING PERSON Irving A. Smokler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,595
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 14 of 29 Pages

1	NAME OF REPORTING PERSON Red Rose Trading Estonia OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Estonia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,595
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12525D102	Page 15 of 29 Pages

1	NAME OF REPORTING PERSON PL Capital Defined Benefit Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 12525D102	Page 16 of 29 Pages

1	NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 17 of 29 Pages

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of CFS Bancorp, Inc. (the “Company” or “CFS Bancorp”).  The address of the principal executive offices of the Company is 707 Ridge Road, Munster, IN  46321.

Item 2.	Identity and Background

This amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached to this amended Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•
PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, beneficiary of the PL Capital Defined Benefit Pension Plan, and investment adviser to separate accounts held by Red Rose Trading Estonia OU (“PL Capital”)

•
PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•
John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, as beneficiaries of the PL Capital Defined Benefit Pension Plan (“PL Capital Pension Plan”), and as individuals, and Mr. Lashley jointly with his spouse, Beth Lashley, and as Custodian of UTMA for Danielle Lashley and as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister

•	PL Capital Pension Plan, a pension plan for PL Capital and its managing members Messrs. Palmer and Lashley

•	Beth Lashley, spouse of Richard Lashley, as an individual

•	Danielle Lashley, minor child of Richard and Beth Lashley, as an individual

CUSIP No. 12525D102	Page 18 of 29 Pages

•	Red Rose Trading Estonia OU, an Estonian company (“Red Rose”)

•	Irving A. Smokler, principal of Red Rose

•	Dr. Robin Lashley as an individual

(a)-(c)	This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and investment adviser to separate accounts held by Red Rose;

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

(4)	shares of Common Stock held in the name of PL Capital Pension Plan (Messrs. Lashley and Palmer are the beneficiaries of the plan);

(5)	shares of Common Stock held in the name of Mr. Palmer as an individual;

(6)
shares of Common Stock held in the name of Mr. Lashley: (A) as an individual, (B) as well as held jointly in the name of Mr. Lashley and Beth Lashley, and (C) a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley; and

(7)	shares of Common Stock held by UTMA for Danielle Lashley, for which Mr. Lashley is Custodian.

This statement is filed by Dr. Irving Smokler with respect to the shares of Common Stock beneficially owned by Red Rose.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Pension Plan, Mr. Palmer, Mr. Lashley, Beth Lashley, Danielle Lashley and Dr. Robin Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

CUSIP No. 12525D102	Page 19 of 29 Pages

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.  Beth Lashley is the spouse of Richard Lashley and is currently not employed.  Danielle Lashley is the minor child of Richard and Beth Lashley.

The business address of Red Rose and Dr. Irving Smokler is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL   33432.  Red Rose is engaged in various investment activities.

The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL   33432.

PL Capital Pension Plan is a defined benefit pension plan for the benefit of the principals of PL Capital, Messrs. Palmer and Lashley.

The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 1,069,009 shares of Common Stock of the Company acquired at an aggregate cost of $3,434,692.

The amount of funds expended by Financial Edge Fund to acquire the 405,134 shares of Common Stock it holds in its name is $1,315,344.  Such funds were provided from Financial Edge Fund’s available capital and from time to time from margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

The amount of funds expended by Financial Edge Strategic to acquire the 175,983 shares of Common Stock it holds in its name is $574,673.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 176,451 shares of Common Stock it holds in its name is $575,498.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

CUSIP No. 12525D102	Page 20 of 29 Pages

The amount of funds expended by Focused Fund to acquire the 176,996 shares of Common Stock it holds in its name is $565,009.  Such funds were provided from Focused Fund’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name is $11,846.  Such funds were provided from Mr. Palmer’s personal funds.

The amount of funds expended by Mr. Lashley to acquire the 3,000 shares of Common Stock he holds individually in his name is $9,669.  Such funds were provided from Mr. Lashley’s personal funds.

The amount of funds expended by Richard and Beth Lashley to acquire the 11,850 shares of Common Stock they hold jointly is $38,608.  Such funds were provided from Mr. and Mrs. Lashley’s personal funds.

The amount of funds expended by the UTMA for Danielle Lashley to acquire the 2,000 shares of Common Stock it holds is $8,227.  Such funds were provided from Danielle Lashley’s personal funds.

The amount of funds expended by Dr. Lashley to acquire the 3,000 shares of Common Stock she holds is $10,809.  Such funds were provided from Dr. Lashley’s personal funds.

The amount of funds expended by Red Rose to acquire the 103,595 shares of Common Stock it holds in its name is $291,014.  Such funds were provided from Red Rose’s available capital.

The amount of funds expended by PL Capital Pension Plan to acquire the 10,000 shares of Common Stock it holds in its name is $33,905.  Such funds were provided from PL Capital Pension Plan’s available capital.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s seventh amendment to its initial Schedule 13D filing.  The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.

The PL Capital Group plans to ask management of the Company what their operating and strategic plans are for, among other things:  (1) managing its holdings of loan participations and syndications, (2) managing other credit risks in the current economic downturn, and (3) maximizing the value of the Common Stock.

On March 25, 2009, the PL Capital Group sent a notice of shareholder derivative demand to the Company’s board of directors.  A copy of the letter is attached to Amendment No. 1 to the Schedule 13D as Exhibit 2.  On April 13, 2009, the PL Capital Group sent a follow-up letter to the Company’s board of directors stressing the importance of taking prompt action with respect to the derivative demand.  A copy of the letter is attached to Amendment No. 2 to the Schedule 13D as Exhibit 3.

CUSIP No. 12525D102	Page 21 of 29 Pages

On April 28, 2009, representatives of the PL Capital Group attended the annual meeting of the Company.  At that meeting shareholders were not given a public forum to ask questions or make comments during the meeting which then prompted the PL Capital Group to issue a press release.  A copy of the press release is attached to Amendment No. 2 to the Schedule 13D as Exhibit 4.  Additionally, on May 5, 2009, in an effort to have questions answered that the PL Capital Group had planned to ask at the annual meeting, the PL Capital Group sent a letter to the Company’s board of directors and issued a press release.  A copy of the letter and press release are attached to Amendment No. 2 to the Schedule 13D as Exhibit 5 and 6, respectively.

On May 11, 2009, the lead independent director of the Company’s board of directors sent a letter to Mr. Palmer in response to Mr. Palmer’s correspondence with the Company.  A copy of the letter is attached to Amendment No. 3 to the Schedule 13D as Exhibit 7.  Mr. Palmer responded to the lead independent director in a letter dated May 14, 2009.  A copy of the letter is attached to Amendment No. 3 to the Schedule 13D as Exhibit 8.

On May 15, 2009, Mr. Lashley submitted notice to the Company of his intent to nominate Mr. Palmer as a nominee for election as a director at the Company’s 2010 Annual Shareholder Meeting.  A copy of the nomination letter is attached to Amendment No. 3 to the Schedule 13D as Exhibit 9.

On August 17, 2009, the Company sent a letter to its shareholders.  A copy of the letter is attached to Amendment No. 4 to the Schedule 13D as Exhibit 10.  Messrs. Lashley and Palmer responded with a letter to the Company which was forwarded to the Company’s shareholders, along with a cover letter, on August 24, 2009.  A copy of both letters is attached to Amendment No. 4 to the Schedule 13D as Exhibit 11.

On November 2, 2009, Messrs. Lashley and Palmer sent a letter to the Audit Committee of the Company’s Board of Directors highlighting the potential improper inclusion of deferred tax assets in the Company’s calculation of its regulatory capital.  A copy of the letter is attached to Amendment No. 5 to the Schedule 13D as Exhibit 12.  The Chair of the Audit Committee respond to PL Capital Group’s letter on November 12, 2009, a copy of which is attached to Amendment No. 6 to the Schedule 13D as Exhibit 13.  Then on November 18, 2009 Messrs. Lashley and Palmer sent a follow-up letter to the Audit Committee, a copy of which is attached to Amendment No. 6 to the Schedule 13D as Exhibit 14.  On December 3, 2009, the Company sent a letter to the PL Capital Group expressing disagreement with the PL Capital Group’s letter of November 18, 2009 relating to the calculation of the deferred tax assets and regulatory capital, a copy of which is attached to this amended Schedule 13D as Exhibit 15.  On December 4, 2009, the PL Capital Group sent a letter to the Company offering to engage an independent accounting and tax expert to examine the calculation of the deferred tax assets and regulatory capital, a copy of which is attached to this amended Schedule 13D as Exhibit 16.  On December 8, 2009, the Company sent a letter responding to the PL Capital Group’s letter of December 4, 2009 and indicated that it would consider PL Capital Group’s offer to engage an independent accounting and tax expert.  On December 30, 2009, the Company sent a letter to the PL Capital Group indicating that the Company needed to consult with its legal counsel and to consider the PL Capital Group’s request to engage an independent accounting and tax expert further.

CUSIP No. 12525D102	Page 22 of 29 Pages

Members of the PL Capital Group may make further purchases of shares of Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon 10,819,635 outstanding shares of Common Stock.  This is the number of shares of Common Stock that the Company reported as outstanding as of March 1, 2010 in its Annual Report on Form 10-K, which was filed on March 11, 2010.  The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)          Financial Edge Fund

(a)-(b)     See cover page.

(c)           Financial Edge Fund made no purchases or sales within the past 60 days of the date of this filing.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)           Financial Edge Strategic

(a)-(b)     See cover page.

(c)           Financial Edge Strategic has made no purchases or sales within the past 60 days of the date of this filing.

 (d)          Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)           Goodbody/PL LP

(a)-(b)      See cover page.

CUSIP No. 12525D102	Page 23 of 29 Pages

(c)           Goodbody/PL LP has made no purchases or sales within the past 60 days of the date of this filing.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)           Focused Fund

(a)-(b)     See cover page.

(c)           Focused Fund has made no purchases or sales within the past 60 days of the date of this filing.

(d)          PL Capital is the general partner of Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)           PL Capital

(a)-(b)     See cover page.

(c)           PL Capital has made no purchases or sales of Common Stock directly.

(d)           PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  PL Capital is the investment adviser for separate accounts held by Red Rose.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose.

(F)           PL Capital Advisors

(a)-(b)     See cover page.

(c)           PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)           PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)           Goodbody/PL LLC

(a)-(b)     See cover page.

(c)           Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

CUSIP No. 12525D102	Page 24 of 29 Pages

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)           Mr. John W. Palmer

(a)-(b)     See cover page.

(c)           Mr. Palmer has made no purchases or sales within the past 60 days of the date of this filing.

(I)           Mr. Richard J. Lashley

(a)-(b)     See cover page.

(c)           Mr. Lashley has made no purchases or sales within the past 60 days of the date of this filing.

(J)           Mr. Richard J. Lashley and Mrs. Beth Lashley

(a)-(b)     See cover page.

(c)           Mr. and Mrs. Lashley have made no purchases or sales within the past 60 days of the date of this filing.

(d)          Beth Lashley is the spouse of Richard Lashley.  Therefore, Beth Lashley may be deemed to share with Richard Lashley voting and dispositive power with regard to the shares of Common Stock held jointly with Richard Lashley.

(K)           Danielle Lashley

(a)-(b)     See cover page.

(c)           The UTMA for Danielle Lashley has made no purchases or sales within the past 60 days of the date of this filing.

(d)           Richard Lashley is the Custodian for the UTMA.  Therefore, Danielle Lashley may be deemed to share with Richard Lashley voting and dispositive power with regard to the shares of Common Stock held in the UTMA.

(L)           Red Rose

(a)-(b)     See cover page.

(c)           Red Rose has made no purchases or sales within the past 60 days of the date of this filing.

(d)          Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Red Rose.

CUSIP No. 12525D102	Page 25 of 29 Pages

(M)           Dr. Irving A. Smokler

(a)-(b)     See cover page.

(c)           Dr. Smokler has made no purchases or sales of Common Stock directly.

(d)           Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Red Rose.

(N)           PL Capital Pension Plan

(a)-(b)     See cover page.

(c)           PL Capital Pension Plan has made no purchases or sales within the past 60 days of the date of this filing.

(d)           PL Capital Pension Plan is a defined benefit plan for PL Capital and its managing members Messrs. Lashley and Palmer.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital Pension Plan.  Therefore, PL Capital and PL Capital Pension Plan may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital Pension Plan.

(O)           Dr. Robin Lashley

(a)-(b)     See cover page.

(c)           Dr. Lashley made no purchases or sales since the most recent amendment to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose:  PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

2	Letter from John Palmer to Board of Directors dated March 25, 2009*

CUSIP No. 12525D102	Page 26 of 29 Pages

Exhibit No.	Description

3	Letter from John Palmer to Board of Directors dated April 13, 2009*

4	Press release dated April 29, 2009*

5	Letter from John Palmer to Board of Directors dated May 4, 2009*

6	Press release dated May 4, 2009*

7	Letter from Lead Independent Director to John Palmer dated May 11, 2009*

8	Letter from John Palmer to Lead Independent Director dated May 14, 2009*

9	Notice of Intent to Nominate from Richard Lashley to Board of Directors dated May 15, 2009*

10	Letter from CFS Bancorp, Inc. to Shareholders dated August 17, 2009*

11	Letter from PL Capital Group to Shareholders dated August 24, 2009 with copy of Letter to Company dated August 24, 2009*

12	Letter from Richard Lashley and John Palmer to Audit Committee dated November 2, 2009*

13	Letter from Audit Committee of CFS Bancorp, Inc. to Richard Lashley and John Palmer dated November 12, 2009*

14	Letter from Richard Lashley and John Palmer to Audit Committee dated November 18, 2009*

15	Letter from CFS Bancorp, Inc. to Richard Lashley and John Palmer dated December 3, 2009

16	Letter from Richard Lashley and John Palmer to CFS Bancorp, Inc. dated December 4, 2009

    *Previously filed.

CUSIP No. 12525D102	Page 27 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 16, 2010

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Ricard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 12525D102	Page 28 of 29 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
RED ROSE TRADING ESTONIA OU By: /s/ Irving A. Smokler Irving A. Smokler Principal

CUSIP No. 12525D102	Page 29 of 29 Pages

PL CAPITAL DEFINED BENEFIT PENSION PLAN By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley
By: /s/ Beth Lashley Beth Lashley
By: /s/ Danielle Lashley Danielle Lashley
By: /s/ Irving A. Smokler Irving A. Smokler
By: /s/ Robin Lashley Robin Lashley